UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

APPLIED MOLECULAR EVOLUTION, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03823E108

(CUSIP Number)

Robert A. Armitage, Esq.
Senior Vice President and General Counsel
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, Indiana 46285
(317) 276-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Bernard E. Kury, Esq.
M. Adel Aslani-Far, Esq.
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

November 21, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. 03823E108

1.	Names of Reporting Persons: Eli Lilly and Company I.R.S. Identification Nos. of above persons (entities only): 35-0470950

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

   Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

    Indiana

	7.	Sole Voting Power

Number of		None

Shares	8.	Shared Voting Power

Beneficially		4,493,554(1)

Owned by Each	9.	Sole Dispositive Power

Reporting		None

Person	10.	Shared Dispositive Power

With		None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

    4,493,554(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

    21.4%(2)

14.	Type of Reporting Person (See Instructions)

    CO

     (1)  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Eli Lilly and Company that it is the beneficial owner of any of the shares of common stock of Applied Molecular Evolution, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (2) The calculation of the foregoing percentage is based on 20,975,384 shares of common stock of Applied Molecular Evolution, Inc. issued and outstanding as of November 21, 2003, according to Applied Molecular Evolution, Inc.

Item 1. Security and Issuer.

Class of Equity Securities:	Common Stock, $0.001 par value
Name of Issuer:	Applied Molecular Evolution, Inc., a Delaware corporation (“AME”)
Address of Issuer’s
Principal Executive Offices:	3520 Dunhill Street
San Diego, California 92121

Item 2. Identity and Background.

(a)	This statement is filed on behalf of Eli Lilly and Company, an Indiana corporation (“Lilly”).

(b)	The address of the principal office and principal business of Lilly is Lilly Corporate Center, Indianapolis, Indiana 46285. Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, citizenship and present principal occupation or employment of each of Lilly’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Lilly.

(c)	Lilly develops, manufactures, and sells pharmaceutical products. Lilly manufactures and distributes its products through owned or leased facilities in the United States, Puerto Rico and 19 other countries. Lilly’s products are sold in approximately 150 countries.

(d)	During the past five years, neither Lilly nor, to Lilly’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Lilly nor, to Lilly’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3. Source and Amount of Funds or Other Consideration.

     Lilly entered into a Voting and Support Agreement, dated as of November 21, 2003 (each, a “Voting Agreement” and, collectively, the “Voting Agreements”), with each of William D. Huse, Lawrence E. Bloch, William L. Respess, Jeffry D. Watkins, Keith S. Manchester and James B. Breitmeyer (collectively, the “Stockholders”). Pursuant to the Voting Agreements, Lilly may be deemed to be the beneficial owner of 4,493,554 shares of AME common stock and such beneficial ownership is expressly disclaimed. Lilly and the Stockholders entered into the Voting Agreements in connection with the Agreement and Plan of Merger, dated as of November 21, 2003 (the “Merger Agreement”), by and among Lilly, Genesis Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Lilly (“Merger Sub”), and AME. Pursuant to the Merger Agreement, Merger Sub will merge with and into AME (the “Merger”), whereby AME will be the surviving corporation as a wholly owned subsidiary of Lilly. In the Merger, each outstanding share of AME common stock will be converted, at the election of the holder thereof, into the right to receive $18 in cash or shares of Lilly common stock based on the closing price of Lilly common stock on the closing date, subject to proration such that the total purchase price paid by Lilly for all outstanding shares of AME is 80 percent in Lilly common stock and 20 percent in cash and further adjustment, if necessary, to preserve the intended tax treatment of the Merger. The Merger is subject to certain conditions. The descriptions of the Merger Agreement and the Voting Agreement contained herein are qualified in their entirety by reference to such agreements. The Merger Agreement is attached hereto as Exhibit 1 and a form of the Voting Agreements is attached hereto as Exhibit 2. No shares of AME common stock were purchased by Lilly pursuant to the Voting Agreements and thus no funds were used for such purpose.

Item 4. Purpose of Transaction.

     The Stockholders agreed to enter into the Voting Agreements to induce Lilly to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including, without limitation, the Merger.

     Other than pursuant to the Merger Agreement and the Voting Agreements, which are incorporated herein by reference in their entirety, neither Lilly nor, to Lilly’s knowledge, any person listed on Schedule A hereto, currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of AME, or the disposition of securities of AME; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving AME or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of AME or any of its subsidiaries; (d) any change in the present Board of Directors or management of AME, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of AME; (f) any other material change in AME’s business or corporate structure; (g) changes in AME’s certificate of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of AME by any person; (h) causing a class of securities of AME to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of AME becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above (although Lilly reserves the right to develop such plans).

     Pursuant to the terms of the Voting Agreements, any shares of the capital stock of AME owned by the Stockholders as of the date of the Voting Agreements, as well as such shares acquired by the Stockholders after the date of the Voting Agreement and during the term of the Voting Agreement (including through the exercise of any stock options, warrants or similar instruments), will be subject to the Voting Agreement (collectively, the “Subject Shares”). Accordingly, any such acquisition of shares of capital stock of AME by any Stockholder may result in Lilly being deemed to acquire beneficial ownership of additional securities of AME in which case we would continue to expressly disclaim beneficial ownership.

Item 5. Interest in Securities of the Issuer.

     (a)-(b) As a result of the Voting Agreements, Lilly may be deemed to be the beneficial owner of the Subject Shares. The Subject Shares constitute approximately 21.4% of the issued and outstanding shares of AME common stock, based on the number of shares of AME common stock issued and outstanding on November 21, 2003. According to AME, there were 20,975,384 shares of AME common stock issued and outstanding on November 21, 2003.

     Pursuant to the Voting Agreements, each Stockholder has agreed, among other things, (i) to vote the Subject Shares in favor of (A) the Merger, (B) the adoption of the Merger Agreement and (C) the approval of the other transactions contemplated by the Merger Agreement; (ii) to vote the Subject Shares against any (A) Takeover Proposal (as such term is defined in the Merger Agreement), merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantially all of AME’s assets, sale or issuance of securities of AME or any of its subsidiaries, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by AME or any of its subsidiaries, (B) any amendment of AME’s certificate of incorporation or by-laws or equivalent organizational documents or any other proposal or transaction that would or could reasonably be expected to impede, frustrate, prevent, nullify or result in a breach of any representation, warranty, or covenant or any other obligation or agreement of AME under or with respect to the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or by the Voting Agreement, (iii) not to transfer, sell, assign, exchange, pledge or otherwise dispose of or encumber any Subject Shares, or to make any offer or agreement relating thereto, at any time prior to the termination of the Voting Agreement and (iv) not to, except as contemplated by the Voting Agreement, grant any proxies or powers of attorney with respect to the Subject Shares, deposit the Subject Shares into a voting trust or enter into any voting agreement or any other arrangement with respect to the Subject Shares and not commit or agree to take any of the foregoing actions. Further, by their execution of a Voting Agreement, each Stockholder has irrevocably appointed Lilly and any individual designated by Lilly, as such Stockholder’s proxy and attorney-in-fact (with full power of substitution).

     The rights of an attorney-in-fact, in exercising its rights to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, in the circumstances described in the immediately preceding paragraph. The Stockholders may vote the Subject Shares in all other matters.

     The Voting Agreements terminate upon the earlier of (i) such date and time as the Merger shall become effective in accordance with the terms of the Merger Agreement or (ii) the termination of the Merger Agreement in accordance with its terms.

     (c)  Neither Lilly nor, to Lilly’s knowledge, any person named in Schedule A, has effected any transaction in AME common stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to Lilly’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons name in Item 2 and between such persons and any person with respect to any securities of AME, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger dated as of November 21, 2003, by and among Eli Lilly and Company, Genesis Merger Sub, Inc. and Applied Molecular Evolution, Inc.

2	Form of Voting and Support Agreement, dated as of November 21, 2003, by and between Eli Lilly and Company and certain stockholders of Applied Molecular Evolution, Inc.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2003
ELI LILLY AND COMPANY

	By:	/s/ Charles E. Golden
Name: Charles E. Golden
Title: Exec. VP, Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

1	Agreement and Plan of Merger dated as of November 21, 2003, by and among Eli Lilly and Company, Genesis Merger Sub, Inc. and Applied Molecular Evolution, Inc.

2	Form of Voting and Support Agreement, dated as of November 21, 2003, by and between Eli Lilly and Company and certain stockholders of Applied Molecular Evolution, Inc.

SCHEDULE A

     The following is a list of the directors and executive officers of Eli Lilly, setting forth the present principal occupation or employment for each such person. Each person’s business address is c/o Eli Lilly and Company, Lilly Corporate Center, Indianapolis, Indiana 46285. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Name	Position	Present Principal Occupation

Sidney Taurel	Director/ Executive Officer	Chairman of the Board, President and Chief Executive Officer, Eli Lilly and Company

Robert A. Armitage	Executive Officer	Senior Vice President and General Counsel

Steven C. Beering, M.D.	Director	President Emeritus, Purdue University

Sir Winfried F. W. Bischoff	Director	Chairman, Citigroup Europe (Citizen of the United Kingdom)

Martin S. Feldstein, Ph.D.	Director	President and Chief Executive Officer of the National Bureau of Economic Research and the George F. Baker Professor of Economics at Harvard University

George M. C. Fisher	Director	Retired Chairman of the Board and Chief Executive Officer, Eastman Kodak Company

Alfred G. Gilman, M.D., Ph.D.	Director	Regental Professor and Chairman, Department of Pharmacology, The University of Texas Southwestern Medical Center

Charles E. Golden	Director/ Executive Officer	Executive Vice President and Chief Financial Officer, Eli Lilly and Company

Pedro P. Granadillo	Executive Officer	Senior Vice President

Karen N. Horn, Ph.D.	Director	Retired President, Private Client Services, and Managing Director, Marsh, Inc.

John C. Lechleiter, Ph.D.	Executive Officer	Executive Vice President, Pharmaceutical Products and Corporate Development

Ellen R. Marram	Director	Managing Director, North Castle Partners, LLC

Gerhard N. Mayr	Executive Officer	Executive Vice President, Pharmaceutical Operations (Citizen of Austria)

Steven M. Paul, M.D.	Executive Officer	Executive Vice President, Science and Technology

Franklyn G. Prendergast, M.D., Ph.D.	Director	Edmond and Marion Guggenheim Professor of Biochemistry and Molecular Biology and Professor of Molecular Pharmacology and Experimental Therapeutics, Mayo Medical School, and Director, Mayo Clinic Cancer Center

Sir John Rose	Director	Chief Executive, Rolls Royce Group, plc (Citizen of the United Kingdom)

Kathi P. Seifert	Director	Executive Vice President, Kimberly-Clark Corporation